UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 19)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)

Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)

680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone:  (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ting S. Chen Bethany A. Pfalzgraf Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 +1 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 19 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”), a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”), and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and together with the Shares, the “Offer Securities”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden (“Olink”), in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined in the Schedule TO)), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), the related ADS Letter of Transmittal (together with any amendments and supplements thereto, the “ADS Letter of Transmittal”) and the related Acceptance Form for Shares (including any instruction letter attached thereto and together with any amendments and supplements thereto, the “Acceptance Form for Shares”), copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York time, on July 9, 2024 (the “Expiration Time”). The Share Tender Agent has advised Buyer that, as of the Expiration Time, 84,755,626 Shares were validly tendered and not properly withdrawn pursuant to the Offer. The ADS Tender Agent has advised Buyer that, as of the Expiration Time, 37,676,600 ADSs were validly tendered and not properly withdrawn pursuant to the Offer. These Shares and ADSs collectively represent approximately 98.2% of the outstanding Shares. As a result, the Minimum Tender Condition was satisfied as of the Expiration Time. As the Minimum Tender Condition and each of the other Offer Conditions have been satisfied, on July 10, 2024, Buyer accepted for payment all Offer Securities that were validly tendered and not properly withdrawn pursuant to the Offer.

In accordance with Rule 14d-11 promulgated under the Exchange Act, Buyer has commenced a subsequent offering period of the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 5:00 p.m., New York time, on July 16, 2024, unless extended. All Offer Securities validly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $26.00 per Share, in cash, without interest and less applicable withholding taxes and other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Offer Securities during the Subsequent Offering Period are the same as those applicable to the Offer as described in the Offer to Purchase, except that Shares and ADSs validly tendered during the Subsequent Offering Period may not be withdrawn.

Olink has requested that the NASDAQ Global Market (“Nasdaq”) suspend trading of Olink ADSs and file a Form 25, Notification of Removal from Listing and/or Registration with the SEC, thereby commencing the process of delisting and deregistering the ADSs. Provided that the criteria for deregistration are met, Olink also intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Certification and Notice of Termination of Registration on Form 15 with the SEC. Following delisting from Nasdaq, ADSs of Olink will not be listed or registered on another national securities exchange. Delisting is likely to reduce significantly the liquidity and marketability of any ADSs of Olink that have not been tendered pursuant to the Offer or the Subsequent Offer.

On July 10, 2024, Parent issued a press release announcing the expiration, results and consummation of the Offer. The press release also announced the Subsequent Offering Period and Thermo Fisher’s intention to initiate compulsory redemption proceedings and is attached as Exhibit (a)(5)(W) hereto and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(I)	Form of Acceptance Form for Shares for the Subsequent Offering Period.
(a)(5)(W)	Press Release issued by Thermo Fisher Scientific Inc., dated July 10, 2024.
(a)(5)(X)	Email to Nominees and Other Market Participants Holding Olink Holding AB (publ) Common Shares from DNB Markets, a part of DNB Bank ASA, Sweden Branch, on July 10, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thermo Fisher Scientific Inc.

By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	July 10, 2024

Orion Acquisition AB, a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
	Date:	July 10, 2024